Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2025 Financial Results

Conference Call to Be Held at 7:00 A.M. U.S. Eastern Time on November 20, 2025

Guangzhou, China, November 20, 2025 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total net revenues for the third quarter of 2025 increased by 3.4% year over year to RMB21.4 billion (US$3.0 billion) from RMB20.7 billion in the prior year period.

•	GMV[1] for the third quarter of 2025 increased by 7.5% year over year to RMB43.1 billion from RMB40.1 billion in the prior year period.

•	Gross profit for the third quarter of 2025 was RMB4.9 billion (US$689.6 million), compared with RMB5.0 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2025 increased by 16.8% year over year to RMB1.2 billion (US$171.5 million) from RMB1.0 billion in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2025 increased by 14.6% year over year to RMB1.5 billion (US$210.9 million) from RMB1.3 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2025 increased by 1.3% year over year to 40.1 million from 39.6 million in the prior year period.

•	Total orders[4] for the third quarter of 2025 increased by 1.5% year over year to 166.4 million from 163.9 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, Shan Shan Outlets, and other offline stores during the given period, including the Company’s websites and mobile apps, third-party websites and mobile apps, Shan Shan Outlets, and other offline stores, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which, for the periods presented in this press release, is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments.

[3]

“Active customers” is defined as registered members who have purchased from the Company’s self-operated online sales business or the Company’s online marketplace platforms, excluding those who made their purchases from the Company’s online stores operated at third-party platforms, at least once during the relevant period.

[4]

“Total orders” is defined as the total number of orders placed during the given period, including the orders for products and services sold through the Company’s online sales business and on the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We successfully regained business growth in the third quarter, driven by positive customer momentum, especially double-digit growth in Super VIP members, and broad-based strength across core categories. We have seen encouraging results since we strategically realigned the organization and reinforced the flywheel from merchandising, customer engagement to operations. Meanwhile, technology and AI are playing an increasingly vital role in unlocking growth potential and driving efficiency. Building on our unique position as an off-price retailer for brands, we are leaning into the opportunities ahead and firmly pursuing our long-term path to sustainable and profitable growth.”

Mr. Mark Wang, Chief Financial Officer of Vipshop, further commented, “In the third quarter, we are pleased to achieve better-than-expected top-line expansion and strong bottom-line growth. Our strategic yet disciplined investment in the business have effectively fueled customer and sales momentum. We are confident that this balanced approach drives long-term, sustainable value creation, and we are confidently on track to deliver on our shareholder return commitment.”

Third Quarter 2025 Financial Results

REVENUES

Total net revenues for the third quarter of 2025 increased by 3.4% year over year to RMB21.4 billion (US$3.0 billion) from RMB20.7 billion in the prior year period.

GROSS PROFIT

Gross profit for the third quarter of 2025 was RMB4.9 billion (US$689.6 million), compared with RMB5.0 billion in the prior year period. Gross margin for the third quarter of 2025 was 23.0%, compared with 24.0% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2025 were RMB3.9 billion (US$554.2 million), compared with RMB3.8 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2025 were 18.5%, compared with 18.2% in the prior year period.

•

Fulfillment expenses for the third quarter of 2025 were RMB1.9 billion (US$260.6 million), compared with RMB1.7 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2025 were 8.7%, compared with 8.4% in the prior year period.

•

Marketing expenses for the third quarter of 2025 were RMB667.2 million (US$93.7 million), compared with RMB617.8 million in the prior year period. As a percentage of total net revenues, marketing expenses for the third quarter of 2025 were 3.1%, compared with 3.0% in the prior year period.

•

Technology and content expenses for the third quarter of 2025 were RMB438.6 million (US$61.6 million), compared with RMB454.2 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the third quarter of 2025 were 2.1%, compared with 2.2% in the prior year period.

•

General and administrative expenses for the third quarter of 2025 were RMB984.6 million (US$138.3 million), compared with RMB957.8 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2025 were 4.6%, which remained stable as compared with that in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2025 was RMB1.26 billion (US$177.3 million), compared with RMB1.33 billion in the prior year period. Operating margin for the third quarter of 2025 was 5.9%, compared with 6.4% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2025, which excluded share-based compensation expenses, was RMB1.6 billion (US$226.0 million), compared with RMB1.7 billion in the prior year period. Non-GAAP operating margin6 for the third quarter of 2025 was 7.5%, compared with 8.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2025 increased by 16.8% year over year to RMB1.2 billion (US$171.5 million) from RMB1.0 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2025 increased to 5.7% from 5.1% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2025 increased to RMB2.42 (US$0.34) from RMB1.97 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2025, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments, increased by 14.6% year over year to RMB1.5 billion (US$210.9 million) from RMB1.3 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2025 increased to 7.0% from 6.3% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2025 increased to RMB2.98 (US$0.42) from RMB2.47 in the prior year period.

For the quarter ended September 30, 2025, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 504,590,639.

BALANCE SHEET AND CASH FLOW

As of September 30, 2025, the Company had cash and cash equivalents and restricted cash of RMB25.1 billion (US$3.5 billion) and short term investments of RMB5.9 billion (US$831.7 million).

[5]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses.
[6]	Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADSs outstanding for computing diluted earnings per ADS.

For the quarter ended September 30, 2025, net cash generated from operating activities was RMB1.7 billion (US$241.0 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sept 30, 2024 RMB’000	Sept 30, 2025 RMB’000	Sept 30, 2025 US$’000
Net cash generated from operating activities	508,890	1,715,561	240,983
Reconciling items:
Net impact from internet financing activities[11]	(15,603)	(26,732)	(3,755)
Capital expenditures	(1,083,596)	(333,464)	(46,841)

Free cash (outflow) inflow	(590,309)	1,355,365	190,387

For the trailing twelve months ended

	Sept 30, 2024 RMB’000	Sept 30, 2025 RMB’000	Sept 30, 2025 US$’000
Net cash generated from operating activities	8,931,635	10,880,061	1,528,313
Reconciling items:
Net impact from internet financing activities	2,152	62,308	8,752
Capital expenditures	(4,372,251)	(2,158,372)	(303,185)

Free cash inflow	4,561,536	8,783,997	1,233,880

Share Repurchase Program

During the quarter ended September 30, 2025, the Company repurchased US$24.6 million of its ADSs under its current US$1.0 billion share repurchase program, which is effective through February 2027. As of September 30, 2025, the Company had an unutilized amount of US$621.4 million under this program.

Recent Development

In September 2025, the Company listed a closed-end infrastructure securities investment fund in relation to certain outlet (the “Vipshop Outlet REIT”) on the Shanghai Stock Exchange (fund code: 508082.SH). The listing of the Vipshop Outlet REIT raised approximately RMB3.48 billion.

Business Outlook

For the fourth quarter of 2025, the Company expects its total net revenues to be between RMB33.2 billion and RMB34.9 billion, representing a year-over-year increase of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency translations of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the effective noon buying rate on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2025 or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, November 20, 2025 at 7:00 am U.S. Eastern Time, 8:00 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link:

https://register-conf.media-server.com/register/BIa4c765227cd84d4fb940f017c5724abc

Once pre-registration has been completed, each participant will receive dial-in numbers and a unique access PIN via email. To join the conference, participants should use the dial-in details followed by the PIN code.

A live webcast of the earnings conference call can be accessed at https://edge.media-server.com/mmc/p/o3vfr3h5. An archived webcast will be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding needs for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and the detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”) have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. For the periods presented in this press release, non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues. Free cash flow is net cash from operating activities adding back the impact from internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) reconciling items on the share of equity method investments, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform, and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB’000	RMB’000	USD’000
Product revenues	18,920,273	19,363,150	2,719,926
Other revenues (1)	1,755,668	2,007,715	282,022

Total net revenues	20,675,941	21,370,865	3,001,948

Cost of revenues	(15,720,539)	(16,461,954)	(2,312,397)

Gross profit	4,955,402	4,908,911	689,551

Operating expenses:
Fulfillment expenses (2)	(1,735,673)	(1,854,945)	(260,563)
Marketing expenses	(617,815)	(667,234)	(93,726)
Technology and content expenses	(454,154)	(438,552)	(61,603)
General and administrative expenses	(957,798)	(984,634)	(138,311)

Total operating expenses	(3,765,440)	(3,945,365)	(554,203)

Other operating income	139,939	298,854	41,980

Income from operations	1,329,901	1,262,400	177,328
Investment gain and revaluation of investments	96,934	121,921	17,126
Impairment loss of investments	(43,555)	(15,450)	(2,170)
Interest expense	(15,895)	(26,434)	(3,713)
Interest income	174,651	190,822	26,805
Exchange loss	(86,182)	(13,169)	(1,850)

Income before income tax expense and share of income of equity method investees	1,455,854	1,520,090	213,526
Income tax expenses	(474,220)	(301,065)	(42,290)
Share of income of equity method investees	79,043	41,115	5,775

Net income	1,060,677	1,260,140	177,011
Net income attributable to non-controlling interests	(15,338)	(39,463)	(5,543)

Net income attributable to Vipshop’s shareholders	1,045,339	1,220,677	171,468

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	104,496,269	98,613,509	98,613,509
—Diluted	106,037,715	100,918,128	100,918,128
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	10.00	12.38	1.74
Net income attributable to Vipshop’s shareholders—Diluted	9.86	12.10	1.70
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.00	2.48	0.35
Net income attributable to Vipshop’s shareholders—Diluted	1.97	2.42	0.34

(1)   Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)   Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.2 billion and RMB 1.3 billion in the three month periods ended September 30,2024 and September 30,2025, respectively.

(3)   Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	20,241	16,208	2,277
Marketing expenses	7,584	14,522	2,040
Technology and content expenses	94,101	73,337	10,302
General and administrative expenses	249,179	242,285	34,034

Total	371,105	346,352	48,653

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2024	September 30, 2025	September 30, 2025
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,352,161	24,567,750	3,451,011
Restricted cash	602,342	533,816	74,985
Short term investments	1,872,756	5,921,020	831,721
Accounts receivable, net	915,158	1,079,373	151,619
Amounts due from related parties,net	548,145	631,833	88,753
Other receivables and prepayments,net	2,473,050	2,810,353	394,768
Loan receivables,net	6,878	12,747	1,791
Inventories	5,032,069	4,714,870	662,294

Total current assets	37,802,559	40,271,762	5,656,942

NON-CURRENT ASSETS
Property and equipment, net	18,292,771	18,560,946	2,607,241
Deposits for property and equipment	164,955	10,651	1,496
Land use rights, net	10,686,400	10,478,843	1,471,954
Intangible assets, net	327,844	325,011	45,654
Investment in equity method investees	2,002,043	3,021,354	424,407
Other investments	3,355,489	3,425,638	481,197
Other long-term assets	434,206	277,166	38,933
Goodwill	755,213	755,213	106,084
Deferred tax assets, net	681,029	769,846	108,140
Operating lease right-of-use assets	433,617	431,980	60,680

Total non-current assets	37,133,567	38,056,648	5,345,786

TOTAL ASSETS	74,936,126	78,328,410	11,002,728

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	2,399,629	7,869,800	1,105,464
Accounts payable	15,190,560	11,673,573	1,639,777
Advance from customers	2,035,184	1,695,026	238,099
Accrued expenses and other current liabilities	9,663,421	9,171,620	1,288,330
Amounts due to related parties	104,187	98,180	13,791
Deferred income	476,796	484,699	68,085
Operating lease liabilities	57,224	60,323	8,474

Total current liabilities	29,927,001	31,053,221	4,362,020

NON-CURRENT LIABILITIES
Deferred tax liability	783,863	651,457	91,510
Deferred income-non current	2,084,038	2,249,810	316,029
Operating lease liabilities	591,995	584,779	82,143

Total non-current liabilities	3,459,896	3,486,046	489,682

TOTAL LIABILITIES	33,386,897	34,539,267	4,851,702

EQUITY:
Total shareholders’ equity (US$0.0001 par value, 500 million shares authorized, 115.6 million shares issued, and 98.6 million shares outstanding as of September 30, 2025) (4)	39,968,813	40,412,899	5,676,768
Non-controlling interests	1,580,416	3,376,244	474,258

Total shareholders’ equity	41,549,229	43,789,143	6,151,026

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,936,126	78,328,410	11,002,728

(4)	The number of treasury stock as of September 30, 2025 was 17.0 million, of which 17.0 million are Class A ordinary shares repurchased under the share repurchase program.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB’000	RMB’000	USD’000
Income from operations	1,329,901	1,262,400	177,328
Share-based compensation expenses	371,105	346,352	48,653

Non-GAAP income from operations	1,701,006	1,608,752	225,981

Net income attributable to Vipshop’s shareholders	1,045,339	1,220,677	171,468
Share-based compensation expenses	371,105	346,352	48,653
Impairment loss of investments	43,555	15,450	2,170
Investment gain and revaluation of investments excluding dividends	(96,934)	(121,454)	(17,061)
Reconciling items on the share of equity method investments(5)	(41,078)	71,360	10,024
Tax effects on non-GAAP adjustments	(11,242)	(30,896)	(4,340)

Non-GAAP net income attributable to Vipshop’s shareholders	1,310,745	1,501,489	210,914

(5) To exclude the GAAP to non-GAAP reconciling items relating to investment (gain) loss and revaluation of investments on the share of equity method investments.

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	104,496,269	98,613,509	98,613,509
—Diluted	106,037,715	100,918,128	100,918,128
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	12.54	15.23	2.14
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	12.36	14.88	2.09
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.51	3.05	0.43
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.47	2.98	0.42